UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in compliance with and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), hereby informs the shareholders and the market in general that in a Meeting held on November 1, 2020, the Company's Board of Directors approved the execution, on the same date, of the Quotas Purchase and Sale Agreement (“Purchase and Sale Agreement”), pursuant to which the Company sold the totality of the quotas of which it holds, representing the entire capital stock of its subsidiary Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“CyberCo Brasil”), to Telefónica Cybersecurity Tech, S.L. (“TTech”), indirect subsidiary of Telefónica S.A., for the total amount of R$ 116,411,026.03 (one hundred and sixteen million, four hundred eleven thousand, twenty-six reais and three cents), supported by an independent external report prepared by a specialized company (“Operation”, “Transaction”).

On the same date, and as a preliminary step to the implementation of the Operation, certain assets, contracts, and employees of the Company were transferred to CyberCo Brasil, all strictly related to cybersecurity activities.

The Operation will allow the Company, as an exclusive distributor of Cyberco Brasil, to strengthen itself in the cybersecurity market by expanding its portfolio of products and services. In addition, the Company will benefit from greater competitiveness due to the global scale of the partner dedicated to cybersecurity activities.

The Operation also ensures the continuity of the provision of cybersecurity services by the Company's B2B area to its customers, as it includes the execution of certain contracts that regulate the provision of cybersecurity services between CyberCo Brasil and the Company. The Purchase and Sale Agreement contains terms and provisions common to this kind of transaction.

The Operation is not subject to obtaining any regulatory authorizations or approvals in addition to those already obtained by the Company's bodies and does not alter the Company’s shareholding structure or cause any dilution to its shareholders, generating value for them by accelerating its growth and increasing its operational efficiency.

São Paulo, November 3, 2020.

DAVID MELCON SANCHEZ-FRIERA

CFO and Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430 3687 - E-mail: ir.br@telefonica.com

Information available at:: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 3, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director